UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with authorized Capital

Corporate Taxpayers ID No. 90.400.888/0001-42

Company Registry 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), with reference to the Material Facts disclosed on March 14, 2019 and December 20, 2019, and pursuant to paragraph 4 of Article 157 of Law 6.404/76 and CVM Rule 358/02, hereby informs that on the date hereof Santander Brasil and the shareholders of Bosan Participações S.A. (“Bosan”) – holding company whose single asset are the shares representing 40% of the corporate capital of Banco Olé Bonsucesso Consignado S.A. (“Banco Olé”) – have entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan (“Closing”), upon transferring Bosan’s shares to Santander Brasil and the payment to the sellers of the total price of R$ 1,608,772,783.47.

As a result of the Closing Santander Brasil became, directly and indirectly, the holder of all shares issued by Banco Olé.

São Paulo, January 30, 2020.

Angel Santodomingo

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer